

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Kathryn Mikells
Chief Financial Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

      Re: Exxon Mobil Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-02256

Dear Ms. Mikells:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Energy & Transportation